Exhibit 21.1 – Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation
Quad City Bank and Trust Company	Iowa
Cedar Rapids Bank and Trust Company	Iowa
Rockford Bank and Trust Company	Illinois
m2 Lease Funds, LLC	Wisconsin
QCR Holdings Statutory Trust II	Connecticut
QCR Holdings Statutory Trust III	Connecticut
QCR Holdings Statutory Trust V	Delaware
Community National Statutory Trust II	Delaware
Community National Statutory Trust III	Delaware